Filed by Gaz de France
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended
Subject Company: Suez
Commission File No. 001-15232
Date: March 2, 2006
     On February 28, 2006, representatives of the managements of Gaz de France and Suez gave a presentation at an information meeting held in Paris, France. The graphical material presented at that information meeting has already been filed with the United States Securities and Exchange Commission (under Rule 425 filings made on February 28, 2006). The following is a transcript of the proceedings at that information meeting. The information meeting was recorded and is available for playback at the website of Gaz de France: www.gazdefrance.com.
Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.
In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent . Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.
Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence and its update filed by Suez on April 14, 2005 (under no: D.05-0429) and September 7 (under no: D.05-0429-A01), respectively, the Note d’opération filed by Suez on September 7, 2005 under no 05-673, and the Note d’opération filed by Suez on November 24, 2005 under no 05-810, as well as under “Risk Factors” in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.
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Transcript of Information Meeting, February 28, 2006

Suez-Gaz de France
Information meeting
Tuesday 28 February 2006
     (The meeting began at 5.30 pm)
     Mr Mestrallet: Ladies and gentlemen, good evening.
     Thank your for accepting our invitation. Along with Jean-François, we are delighted to present the merger plan between Suez and Gaz de France.
     This is a great industrial project, which will give birth to a worldwide leader in the energy and environmental fields. It will be strongly anchored in its regional zone in France and Benelux countries. This anchorage will be reinforced by first-rate European positions and by operations in several countries outside Europe.
     This is the portrait of a genuine enterprise, a combined group boasting solid positions in Europe, a group possessing major growth potential, both in Europe and abroad, a group presenting strong synergies in energy activities and know-how driven by over 200,000 employees.
     The 40,000 employees of Gaz de France and the 160,000 of Suez are going to form in France and Belgium and in the world an impressive and winning team, which is now mobilised to see this outstanding project to completion.
     This project is powered by a common strategic vision shared by the teams of both groups. This is the culmination of several months of work and reflection by all sides. Indeed, we have been in discussion for a long time. Our teams have known each other for many years. However, the full merger of the two groups, which we both want, is a genuine industrial project: it is based on a coherent plan on which our teams have been working for a long time.
     Obviously, the movements we see today among European players — in which we participated with the Electrabel deal — and, more recently, in Spain, have led us to speed up our work to seize this golden opportunity.
     This is an ambitious value-creating industrial project. This link-up amounts to an industrial opportunity and a major change in the industrial energy landscape in Europe.

     It will enable us to create a powerful player in the energy and environmental field. In this regard, I would like to thank the Prime Minister and the Finance Minister. They both understood the breadth of the project we presented to them: a project supported by our companies, our shareholders, but also by France and Belgium. They very quickly made the main decisions, which came under their governmental jurisdiction, to bring this project to fruition.
     I would also like to say that the Belgian government quickly came out in support of this project. We will be meeting Prime Minister Verhosstadt next week.
     We have been talking and working together for months now and this process accelerated into the evenings and nights of last weekend. This effort reassured us further of the excellent team spirit existing between us.
     M. Cirelli: You surely understand, ladies and gentlemen, that this is great evening and a great day for our two enterprises and a great day for both our teams. As for me, it is not without emotion or real pride that I have the honour of being among you. I have not forgotten that, a year ago, Gaz de France was still an unlisted company and that we didn’t know each other or we knew each other very little. We have the feeling that we are about to make a great leap forward, a major change for the better. We are very happy.
     With Gerard and his teams, which are magnificent, like our own, we at Gaz de France are happy to propose to you the formation of a major group, which, from day one, will be a powerful player on the European energy and environment landscape. Our goal is to become the benchmark player — that’s my ambition and I know that Gerard shares it with me — on these fields of activity in Europe.
     This is therefore a superb opportunity for Gaz de France. This is a fantastic opportunity in a world in which the energy business is moving and opening up, and where changes occur quickly. This project will create shareholder value for both companies, but it will also create jobs, which was also an important condition for us.
     We have worked hard and we have worked well. I would like to express my thanks to all our staff teams, even if this is not the place to thank them, and to the boards of both companies, which were wonderful for bringing us forward.
     Mr Mestrallet: Jean-François and I are now going to present you with our common strategic viewpoint: we will explain the project, its nature, industrial content, calendar and terms and conditions. We will then be available to answer your questions.
     I’d like to make few points about the transaction per se.
     First, let us look at the terms. The deal takes the form of a merger between Suez and Gaz de France. It has been approved by the boards of directors of both Suez and Gaz de France,

and supported by Gaz de France’s main shareholders, with the government at their head, but also Suez’s main shareholders.
     The French and Belgian governments voiced very clear support for this merger. Representatives of Suez’s main shareholders, who sit on our board of directors, will recommend to their respective organisations to hold onto their shares in the new combined group following the merger.
     This merger is valued as a share-swap of one Gaz de France share for one Suez share at merger date and, before the merger is wrapped up, Suez will pay out, in addition to the normal dividend, a special dividend of €1 per share.
     The transaction should be completed in the second half of 2006. To pave the way for the tie-up, the legislation needs to be changed and an implementation decree has to be issued. Furthermore, the transaction will have to be cleared by various authorities, above all competition authorities, and we will have to hold talks with employee organisations — something we have already begun to do.
     This consultation process is not only being carried out with the employee organisations of our two firms, but also on a broader front, by the government. The Finance Minister has been given responsibility for this process. Jean-François and I have also participated in these consultations, as of Monday morning.
     We are addressing you now that we have taken part in such talks. The government spoke first, given the obvious need to send a compelling message, i.e. it approved the project and accordingly would introduce a bill that would immediately trigger a concerted dialogue with employee representatives. Now, the ball is in the court of our companies.
     What is this project’s strategic vision?
     I must first outline the principles of its corporate governance. The group will be managed by a tandem. I am convinced you expected such a decision. It will include both of us, Jean-François Cirelli and Gerard Mestrallet. We will be the Chairman and Managing Director or President of the Management Board, depending on the organisational structure approved by the two firms’ governing bodies.
     The company’s management and directors will be appointed by mutual agreement and on an equal basis.
     What are the challenges stakes in the energy and environmental fields the group needs to meet?

     Energy has become a strategic sector. It is a big issue that concerns all European governments. It is also a sector in which concentration and consolidation are occurring very fast and, sometimes, brutally so. We saw evidence of this in Spain just last week.
     Challenges include securing gas and electricity supplies, the development of gas and electricity convergence, which our group was one of the first to implement in Belgium in 1994, and the need to promote energy efficiency against the backdrop of very high energy prices — increasingly high prices that will probably remain so. Energy efficiency is a priority of the European Union and, quite simply, a priority for our clients. We have answers to bring to this field.
     The development of the transport and energy distribution infrastructure: currently, Europe lacks distribution capacity for both electricity and gas.
     The major environmental stakes in Europe where energy consumption is steadily growing requires that we think ahead and achieve critical mass.
     The Suez-Gaz de France project precisely provides answers to such question. Suez and Gaz de France want to build a key player in this consolidation movement. It will be a combined group with first-rate competitive positions capable of meeting the challenges confronting the sector, and a powerful player, both in the sector and in terms of meeting the needs of its clients.
     The group will be the largest gas buyer in Europe, and this will obviously make for a very strong competitive advantage in negotiations with gas-producing nations.
     The group will be the top gas supplier in Europe. The combination of the two groups will make it the worldwide leader in liquefied natural gas, as both groups have focused on LNG for some time.
     The group will also be the fifth-largest producer of electricity in Europe. The key point is not the group’s size, but its energy mix, with a combination of hydraulic electricity in several European countries, notably in France, thermal energy from coal, but above all in gas, nuclear energy and renewable renewal energies.
     The group is the leading operator in combined-cycle gas turbines, currently one of the most advanced and efficient methods for producing electricity. Gaz de France had begun developing in this sector. The Suez group brings its technical know-how and unparalleled technological expertise in the field of operating gas turbines for electricity production.
     The group will also be the European leader in energy services. It will have the largest gas transport and distribution network in Europe. It will be one of the two worldwide leaders in environmental services, water and waste management.

     This project is based on a common strategic vision that is very consistent with the strategies of both groups. I would like to remind you about our historic ties with Gaz de France. We share gas networks in common, in particular, the large gas conduit linking Zeebrugge to the French market. We had also created in Paris, France, the cooling network, the conditioned air of which flows through the streets of Paris and, for example, supplies this hotel. The company is called Climespace. It is a 50-50 joint venture managed by Suez and Gaz de France. More recently, in January, we concluded an agreement to develop together two gas-powered electrical plants near Fos, in the South of France. It is the intensification of these discussions which brought us this project.
     This project is an integral part of our gas and electricity convergence strategies. We are convinced that the convergence between gas and electricity is one of the factors, which will bring structure to energy markets in Europe. The opening of markets speeded up this convergence. It was also accelerated by the expectations of clients who want combined offerings.
     This project bolsters our competitive positions. Our territorial presence in France and Belgium is a key advantage.
     I will add that this merger makes sense in terms of our complementary businesses. This is always a relevant question: will the two corporate cultures mix well?
     As it turns out, we have the same services-oriented culture. Suez, with its 150 years, has the longest and probably the greater experience in the private management of public services.
     Client services. The two firms strongly reinforce each other by regional zone and business activity. They share the same goal and the same values rooted in sustainable development and in the environment.
     Of course, this is a big step forward in the build-up to the complete opening of markets. We concluded the Electrabel transaction, just as are doing with Suez, to prepare for 1 July 2007, when markets will be completely opened.
     The link-up between Suez and Gaz de France will create a new combined group with the strengths to meet the challenges of this opening. We will be ready, with the powerful resources and strong ambition to back it up.
     This project will bring together, what I view as, some of the best teams in the world in their business activities. These are people who are driven by the same desire to maintain their leading technological edge. Do not forget that our two groups work in activities the leading technologies of which they implement, be they in regasification techniques, gas transport techniques on LPG carriers, gas-powered electricity production techniques or nuclear energy.
     This technological efficiency is one of our group’s greatest assets.

     If we take a quick look at the group’s key figures, you will see that the group will boast first-rate positions.
     Gaz de France is the leading gas supplier in Europe. The group is the second-largest operator of LNG terminals in Europe. Suez’s positions in gas will radically bolster Gaz de France’s gas activities, and establish the new combined group as the quasi-leader in all gas activity sub-segments.
     The new enlarged group will boast an extremely solid financial profile, with about €60 billion in sales, over €10 billion in EBITDA, a market cap of €70 billion and a single-A rating.
     This transaction will benefit all our stakeholders, including, of course, our shareholders, clients, suppliers, partners and salaried employees.
     I would like to emphasise a few points. This project will bolster the security of energy supplies, which is clearly, a crucial point. It will also strengthen our broad range of gas, electricity and energy services in a market which is growing increasingly competitive. This project will also ensure the longevity of public service missions.
     As I said earlier, this decision has received the support of the French and Belgian governments. The mutual commitments made with Belgium during what was then called “Pax Electrica”, at the time of the Electrabel transaction, will be respected.
     I would like to add that this merger will create jobs, as does the Suez group today. But this merger will enable the launching of new developments, for example in electrical production in France or in the development of gas activities and terminals.
     This is an ambitious industrial project. We share with Jean-François the same ambition, the same vision for our teams and for this new combined group.
     We strive for leadership on our markets and this project will clearly make us a European leader.
     And our ambitions will be enhanced on our domestic markets, with the strengthening of our Franco-Belgian identity.
     Gaz de France, of course, has a strong presence in France, but not just in that country. The Suez group is very strong in the Benelux countries in the energy field and was beginning to establish a presence in French electricity. The combination of their strengths and Gaz de France’s presence in France will bring the new enlarged group outstanding competitive advantages.
     Ambitions by business field: our balanced range of businesses offers a good business fit and attractive presence.

     Our ambition in gas and electricity convergence in terms of growth and know-how.
     Just look at the new combined group’s positioning against its rivals.
     The new group will be positioned as the European utilities leader, both in terms of market cap and sales. As you know, the relative positions of sector players are shifting rapidly in Europe. The new Group, Suez-Gaz de France, does not exist yet but the decision to create it has been made. This new group could be overtaken if E.On and Endesa were to link up.
     We are thus living in a fast-changing world, but it is a world in which the new enlarged group will boast very strong competitive positions.
     It will be positioned as the leading seller of gas, the second-largest LPG terminal operator and the leader on the Atlantic basin.
     The two groups enjoy a very good regional fit. As you can see in this Chart showing gas sales, Gaz de France ranks fourth in gas sales in Twh.
     With the (far from negligible) support from Suez, the new combined group will clearly be propelled into a position of leadership.
     The new enlarged group will have a fleet of sixteen LPG carriers in operation, a regasification capacity of 26 billion cubic meters, which must represent the equivalent of about one-third of French consumption, three LNG terminals in Europe, without forgetting the LNG terminal in Boston that Suez will bring to the group. The Boston facility is the largest gas terminal in the US, which makes the Suez group one of the two largest suppliers of LNG in the United States.
     The group will thus boast some very strong positions to acquire an extremely solid international position in liquefied natural gas, which is the fastest-growing gas sub-segment.
     The two groups enjoy a very good regional fit. As I said, France and the three Benelux countries will represent the new combined group’s domestic market, where it will be leader in gas, number two in electricity, leader in energy services and number two in water and waste management.
     The new enlarged group will also have excellent positions in southern Europe (Italy, Spain, Portugal) and in eastern Europe, where our two groups have carried out very interesting developments. In liquefied natural gas, the new combined group Suez-Gaz de France will become a major player and a leader in the Atlantic basin.
     The group also has a global presence. We hear a lot about Europe, and admittedly Europe will account for nearly 85% of sales, and they will be heavily concentrated in France and Benelux countries (56%).

     But in addition to this very solid position, we can add some very appealing ones in North America — the United States in electricity and gas, but also water, as well as Canada — and Latin America, with a highly profitable position as the leading private electricity producer in Brazil via Suez. The group will have positions in Asia: gas in India, gas and electricity in Thailand, and a first-rate water position in China.
     We are therefore talking about a global presence providing supplementary growth, since the group has decided to establish a strong hold position in a small number of countries, where it can generate slightly more growth, as is the case today with Suez. Jean-François will now speak on bridges to growth.
     Mr Cirelli.- Thank you, Gérard.
     I admit the set-up is a bit complicated. After the geographic complementarity Gérard spoke of, we can see, most importantly, that this new Group is very coherent and balanced.
     It is balanced between upstream and downstream activities, between gas and electricity, between regulated and competitive businesses. I think it’s one of the major advantages of this new Group. You know what they are; I don’t have to go over them again: gas exploration and production, long-term supply contracts, LNG, electricity generation upstream, the emphasis on sales & marketing we have in the Group, for gas, for electricity, for services to increase customer loyalty (we’ll see later that the customer portfolio is one of the largest in Europe).
     It’s really this balance and this coherence, which is also based on the energy convergence now going on in Europe, this convergence is a growth factor for the Group, that really give our Group very big advantages.
     As for the electricity portfolio, I’ll be more brief. I have four observations.
     Firstly, as Gérard said earlier, there is a remarkable production mix in the electricity portfolio of our new Group, with gas accounting for a significant share (40%), which should enable us to harness additional synergies.
     An important element: this energy mix emits little CO2.
     Lastly, expertise in nuclear power. It’s not every day we run into an electric company that also has nuclear technology. Future changes are visible today in the energy market. It’ll be an additional advantage to have a Group that has technological prowess and a lot of technological expertise.
     Mr Cirelli.- Concerning gas/electricity convergence and our supply sources, we see a diversification. Our gas supply portfolio is increasingly diversified. It’s the most diversified in Europe, maybe in the world. In addition, there are new contracts: Egypt since 2005 (for Gaz de

France), Yemen, Qatar, which will come on stream in the next few years and will strengthen the Group’s position in these strategic businesses.
     This diversification has little to do with Russia. We will become the gas company least exposed to Russia. This is a relative advantage.
     What are we going to do with this gas? 20 MW of electricity, 15 million customers (this figure is old and a little low), and industrial clients. We have a terrific portfolio of industrial customers.
     An ambitious sales & marketing strategy to respond to the needs of our customers with an eye towards market deregulation in 2007. The customer base in all lines of business is impressive: in electricity, in gas, in the environmental businesses, where the figures are absolutely amazing. Before our discussions, I was not aware of the number of Suez’s customers in environmental businesses.
     Specific, well-known, targeted brands that will enable us to implement an even more ambitious sales & marketing strategy ahead of market deregulation, in developing multi-energy service packages, multi-services that our customers need.
     We have a business development plan, a growth plan starting with our existing positions. You know our existing positions in upstream businesses, in infrastructure, in electricity generation, but we also already have a great number of business development projects, upstream in Norway, such as Snohvit, LNG extensions in the Atlantic, projects underway in Yemen, LNG terminals under construction or renovation or being extended Zeebrugge or Fos, six LNG ships under construction. We currently have a fleet of ten.
     In infrastructure, reinforcement and projects, such as Medgaz between Algeria and Spain or in future developments that we expect from the Baltic pipeline, or in our networks, which we continue to develop in France and Belgium.
     In electricity generation, of course, in southern France, of course in other projects in Brittany, in Italy, in Spain, and on other continents. Hence, capacity for development, for growth and value creation for us and for the Group.
     A value-creating transaction, with operational synergies available in the short term. We have calculated them over three years, following the merger.
     A merger that will allow us to build up, to harness other synergies: tax, financial, by optimising the financial structure of the Group. Revenue synergies that we have not taken into account, that we have not quantified, such as selling electricity to Gaz de France customers or selling gas to Electrabel customers. There might be synergies linked to optimising investments, which have not been estimated.

     Apart from these synergies, the merger will enable our new Group to appreciate over the long term. Firstly, we will become a major player in energy, because we aim to, it will be natural for us to become the benchmark in these lines of business, because we will have additional liquidity and our risks will be more diversified in the new Group. These are positive factors for the future.
     Regarding the synergies available in the short term, we have estimated them at €500 million per year. This is a reliable figure; we have prepared it very diligently. These synergies relate primarily to energy supply, about half of our synergies, deriving from portfolio optimisation, and we know that we have an absolutely remarkable portfolio in the gas segment. Supply cost reductions through our ability to negotiate with suppliers. We will have more flexibility, with our LNG ships, our terminals, the two sides of the Atlantic.
     The rest of these synergies relate to cost savings, in particular on dual proposals, on services, better penetration of Gaz de France proposals in particular in Suez’s service sectors and more generally the Group’s other purchases. These synergies will be achieved progressively, in thirds, with full effect from the third year onwards.
     The merger will be carried out in the following manner. It will be balanced, bringing together two large French, Belgian, European groups, and we wanted it to be a merger of equals. We have decided on an exchange ratio of one to one after an exceptional dividend of 1% to be paid to Suez shareholders.
     This ratio is in the range of share prices over the past month, the past three and six months. At the end of the day, Suez shareholders will hold around 57% of the shares of the new entity and Gaz de France shareholders 43%.
     As you know, French Finance Minister Thierry Breton has announced that the French government will be a core shareholder and will hold a blocking minority, specifically more than 34% of the new share capital.
     The transaction will have an accretive impact on the two companies, both for shareholders of Gaz de France and Suez.
     Thereafter, we intend to maintain one of the characteristics of the two Groups: rigorous financial management of our investments, in line with the best practices in our two Groups. A dividend policy offering a competitive yield and that could complement, if applicable, the share buyback programme.
     The new Group intends to maintain an A rating. We will announce medium-term goals in the near future.

     The combination of Gaz de France and Suez, of Suez and Gaz de France, with its balanced mix of regulated assets that bring stability and the others (?) that give us growth.
     This combination, with a profile of fast-growing cash flow while adhering to the criteria I’ve just mentioned, will make the Group able to finance, to provide shareholders with a respectable return on their investment, and also to invest for the Group.
     Based on 2004, the new Group’s cash flow should be in excess of €8 billion. This is a huge figure and reflects, for that matter, the investment requirements in our businesses, which are very high.
     One important element is thus far absent from the draft timetable for the transaction: the new law. We need the authorisation for the French government to reduce its stake to less than 70%. The government has promised to do that very quickly. We hope this can be done before the summer; that would be good. Naturally, we do not control Parliament’s agenda.
     With this proviso, we think we can finalise the transaction before the end of the year, of course after review by the competition authorities, approval of the merger plan by our boards of directors, and customary filings with market authorities and procedures. Special Suez and Gaz de France shareholder meetings might be held before Christmas. This would be a very fine Christmas present for Gérard and me.
     In conclusion, because we would like to leave ample time for your questions, this is a superb growth opportunity for Gaz de France and for Suez. We are presenting today the advent of a world-class Group, as big as the biggest in a sector where size and convergence of businesses are pre-requisites for performance to serve our customers better tomorrow. It is an ideal response to the strategic objectives of the two companies, because it is built on their excellent complementary nature, recognised by all industry experts.
     It has a true European identity. It is not a French transaction. It is a French, Belgian and European transaction, tailored to the growth potential of our two groups in businesses that are also growing, in Europe and in the world, and which can also respond both to government entities and to citizens who expect us to address the challenges that the energy and environmental services markets are sending us today.
     It’s a merger of equals, because we are natural partners, with businesses and revenues that are ideally complementary from both strategic and geographical viewpoints.
     We also have similar corporate cultures. History has shown that merging two groups is never easy, and that companies with different cultures are even harder to merge. Our values and the business relationships our two groups have forged with our customers, our partners, public entities, are very close. We also have recognised technical expertise in our areas of specialisation and public service values that are important in our businesses.
     It’s a project that will create jobs. This is an important factor. We do not have any particular overlap, either in our workforces or in our skill sets.
     Our new Group, with over 200,000 employees, will generate, we hope, real growth momentum. It will rely on people who know each other, who have worked together, in some cases for a long time, be it with Distrigaz, Fusis (?), in electricity projects, in heating and cooling systems.
     The energy and environment sectors have once again become crucial challenges for our companies. We have a strong, solid, European Group for our customers, our shareholders and our 200,000 employees. Thank you.
     Mr Mestrallet: We can now take some questions. You are certainly aware that we are holding this presentation just one week before the publication of our own results and two weeks before the publication of Gaz de France’s results.
     We would therefore like to apologize for having given only limited explanations about the substantial synergies in this project. Of course, once Suez and Gaz de France have published their results, we will be able to talk about them in greater detail more accurate and be more explicit.
     Participant (CIC): I have a question for Mr Cirelli about the status issue and about the management of the workforce of the joint subsidiary with GDF. A second question for Mr Mestrallet: you must be aware that some shareholders, rightly or wrongly, are upset over the question of parity.
     Is it unreasonable today to imagine that now finally the Suez group will keep the environmental branch, and possibly grant an exceptional dividend to the shareholders who have backed this transaction? Could you give us some additional information?
     Even though this is a somewhat sensitive issue, the timetable is such that a lot of time will pass before the end of the year, and one can imagine that there may be parties with an appetite to try to thwart the deal? How do you see things, even if it is difficult to say anything about the wild imaginings of various CEOs who have spoken latterly?
     Mr Cirelli: With respect to distribution, EDF and we have a distribution sector that today is undergoing restructuring, because we must take all marketing aspects out of distribution.
     In the future, as of 1 July 2007, we will no longer be able to sell gas or electricity at EDF Gaz de France distribution. Other branches will take over and we are preparing for this change. We are in the process of withdrawing 12,000 employees from distribution to work in sales and energy marketing.
     From the moment we take out the marketing people, technical activities will remain at EDF Gaz de France distribution including network maintenance, development of the network, and network engineering.
     These technical activities are perfectly compatible with the merger. Should they objectively not have been, we would probably not have been able to merge.
     By definition, besides the economic aspect of this joint distribution that increases synergies, there is an obvious corporate aspect. The merger project today, one of our obligations being to find a common position on this subject, may be consistent with keeping EDF Gaz de France distribution, and the unit might well be rechristened as of 1 July 2007.
     In France an organism, a joint activity, a sort of joint-venture in charge of distribution activities involving connecting clients to the electricity and gas networks will subsist and will perform only this technical activity and such a division of labour is perfectly consistent with our merger.
     Mr Mestrallet: The environmental division of Suez experienced a tough period in 2002 and 2003. At that point in time many people asked us “why keep this division since it is such a loss-maker”? At that time that is what we did. We got a grip on this problem and decided to redress this activity ourselves.
     You will see next week when we unveil our results that we were right, because we were the best placed to redeploy this branch of activity, to re-focus it primarily on Europe. We will keep a no more than a small part outside Europe, but these operations will be secure and profitable.
     This business is now generating cash and profits while it also provides a noteworthy contribution in terms of visibility, security and profitability. Each Group division needs to be profitable in its own right.
     If we can also take advantage — as is the case — of some additional elements of growth and profits linked to the synergies that exist ... they shouldn’t be exaggerated, but it can hardly be claimed there are no such synergies. When we undertake large projects in the Middle East, bringing together combined cycle electricity production factories and seawater desalination plants, jointly through our Suez Energie International unit and Degrémont on the environmental side, we offer a service that is unique in the world and for which demand is extremely strong. We have enjoyed some superb successes in the last few years.

     When we carry out waste treatment to produce electrical or heat energy, to take just these two examples, these are some further synergies to be added to the largest ones, i.e. with respect to activity and profitability. Why would we deprive our shareholders of such money-makers?
     To answer your question, we are not considering a disposal of our environmental business.
     As for the appetites of other parties, we will see. If there are counter proposals or hostile bids, we will fight our corner because we believe in this project. We believe in this project because it makes sense, it makes industrial sense. In this changing competitive energy world, we boast some considerable strengths compared with our competition. We will try to demonstrate to shareholders that our project is the best in terms of value creation for them.
     We believe in this project, and we will fight for it.
     A member of the audience (Société Générale): I have several questions I would like to ask you.
     The first relates to the synergies that will supposedly be created by Suez Electrabel and adopting a European status. What will be the outcome of such a strategy? You are turning things on end. This is going into a higher gear.
     The two groups are strongly complementary but slightly overlap in particular with respect to Distrigaz, since it is a direct competitor of Gaz de France in the north of France, and SPE via Gaz de France. What about these two assets? How are you going to arrange this?
     You have spoken about a new level of synergies or complementary synergies. Could you give us an idea of when you think you will make a statement about these synergies? A question for Mr Mestrallet: two or three years ago it was claimed you intended to purchase a stake in some of Gaz de France. If I remember correctly, the story made the front page of La Tribune. At the time you wanted to acquire a 5% equity interest. This was at the presentation of 2002 interim results the six monthly results 2002.
     Mr Mestrallet: I had completely forgotten. You are right.
     Mr Cirelli: We were a public-sector company, such a move would have been difficult.
     A member of the audience: The story made the front page of La Tribune at the time. Today you have got together under a “PACS”. The banns have been published, soon you will be married.
     M. Cirelli: It’s so modern!

     A member of the audience: Mr Mestrallet do you think that Suez is in its definitive form, or will there be any further adjustments to its consolidation scope? I am not talking about disposals, in fact I have acquisitions in mind. You will have an unprecedented amount of money at your disposal.
     Mr Mestrallet: Most of the questions are for me. You can answer the question on Distrigaz. I will take the first question.
     Of course we are presenting to you the synergies resulting from our merger project. They are in addition, of course, to all the other synergies that we have identified as resulting from the merger between Suez and Electrabel. To the synergies we presented as from last August in relation to the Suez-Electrabel merger, we can add the €500 million we are talking about here, which only represent part of them since they do not include the financial and tax synergies, or the complementary synergies, which will be identified and flow later in time.
     You spoke about timing of the synergies. Does your question relate to when such synergies will take effect, i.e. flow or the time when we will give you details of them?
     A member of the audience (too far from microphone, inaudible.)
     Mr Mestrallet: It is absolutely clear, the €500 million I am talking about here are in addition. They flow exclusively from the merger Suez-Gaz de France. They will flow roughly speaking by thirds: one third in 2007, one third in 2008, 100% in 2009.
     I can give you some indications about the breakdown of this €500 million. There are four columns in the slide we showed you (slide 26). Half of these synergies will come from supplies, in other words optimising the portfolio, from reduction in supply costs and extensive liquefied natural gas arbitrage. There will be €250 million from this column.
     Developing multi-energy supply offers will represent €80 million per year, services around €50 million, and €120 million in savings on purchases, excluding obviously fuel purchases.
     In total, for the purposes of your models, you can take one third in 2007, two thirds in 2008 and 100% in 2009.
     Mr Cirelli: We thought that the scope of the group should be the addition of the scopes of both companies. Now, of course, the merger has been submitted to the competition authorities. It is for them to tell us if they consider that there are any difficulties or not. There may be some in Belgium or elsewhere. We will see what the competition authorities say. We have already made contact with the competition authorities to discuss the details of the merger.
     Mr Mestrallet: With respect to the Gaz de France story, since you mentioned it, the previous left-wing government raised the question of a possible opening of the share capital of

Gaz de France to industrial groups. At one time EDF, Suez and Total were spoken about. These were the groups that were sounded out.
     At the time I personally replied “no” because it was a non-exclusive partnership. For us, being more electricity people, although to an extent gas people, it was not particularly interesting to become shareholders of 5% in Gaz de France alongside EDF. How could we have made synergies in the electricity sector with a partner as big and powerful as EDF?
     That would not have been a clear solution. We utterly ruled it out it even though it was very obvious that synergies with Gaz de France existed and that there were possibilities for developing synergies and electricity production from gas together.
     We had this idea in our head. At the time I spoke about it a lot with Mr Gadonex. The two businesses were very complementary.
     Developing complementary aspects is one thing, merging is another. Two years ago Parliament clearly expressed its wish that Gaz de France remain in the public sector, but naturally could not have been aware of such an interesting project as we presented to it.
     As for Suez, since you ask me the question, we could not build our strategy on a scenario which required a change in law, completely outside our reach.
     We did, however, push forward the project. The Electrabel deal was made precisely to give us the capacity and mobility to be ready for the date of opening of the markets in July 2007. We could achieve this move to a great opening of the energy market alone. Our strategy did not rely on an alliance. On the other hand, it is considerably reinforced, accelerated, strengthened and more profitable thanks to this tie-up.
     If we look at Suez’s track record over the past ten years, Suez was a financial group, dominant in banking, including insurance activities and financial and property services activities. We made the choice ten years ago to reinvent ourselves. This transformation was rapid in 1997, the year of the merger with Lyonnaise des Eaux, up until 2001 and 2002, when the stock markets crashed and the dot.com bubble burst. We ran into a few difficulties, in Argentina, notably. We very quickly drew up an action plan to reduce our sails. Once this action plan was completed, we put the finishing touches to the construction of the group with the Electrabel deal.
     Today this is a consecration. The Suez group was a financial and banking group. We chose to turn it into a utility. Thanks to the Electrabel deal, restructuring was finished. Thanks to the Gaz de France merger, it is consecrated.
     Mr Cirelli: As for us, we have simply put our foot on the accelerator.

     A member of the audience: My first question bears on the structure of indebtedness. The new group is less leveraged than Suez earlier, and Suez already had a single-A rating. Is this not a missed opportunity? Wasn’t this the right time to deleverage the new group?
     With regard to dividend policy, you are proposing to proceed on a one-for-one share basis. However, Suez had a dividend policy of around €0.9 per share, while Gaz de France paid out €0.7. Will the policy of the combined group tend to be in line with Suez’s dividend policy?
     Are you still considering a merge within [inaudible] and the creation of a European company or have you postponed this project?
     With respect to regulatory risk, Suez is linking up with Gaz de France, which is involved in quite sensitive negotiations with the government, notably about prices. Could you update us on this point?
     Mr Mestrallet: With regard to the new group’s leverage, Suez wished to reduce its debt substantially, do it alone and by its own means. We have done it fast and well. We could not imagine relying for this deleveraging on an operation that would have depended on the decision of a third party, in other words the government. We carried out our deleveraging alone.
     In consequence, since Gaz de France’s financial structure is very good, the new group will also boast a very good financial structure.
     How are we going to use this financial structure? If investment opportunities arise, we will consider them as industrial investment opportunities. We are not expecting any acquisitions — first we need to carry out this merger —or then it would have to be a small transaction, but we are not mulling any large transactions.
     If the group’s structure remains very comfortable, we are thinking about, in addition to capital expenditure, paying out dividends, or even launching a share buyback programme. We hope that shareholders will accordingly be rewarded in cash.
     The new group’s dividend policy will at least match the one implemented by Suez. In other words, there will not be any cut in the dividend, or reduction in the level of the dividend per share for the new shareholders, obviously. In fact, the opposite will happen. The dividend policy of our two groups has been a vigorous policy. The new group’s policy will be based on a steady increase in the dividend.
     Gaz de France has pursued such an objective just as Suez has always done. Even when it was undergoing lean years, the group has always maintained an aggressive dividend payout policy. You can rely on us in this respect.

     With regard to the European company, yes, in principle, the idea of setting up a European company is maintained. I would like to remind you that the implementation decrees have yet to be published. When the implementation decrees are published in France, and when the act transposing the directive on cross-border mergers into Belgian law is released, we will then study this legislation and seek to factor it in as well as the new situation that will have arisen from the merger of the two groups. We have not yet done this, because we lack some information.
     Nonetheless, the new group’s European philosophy is a reality.
     The mind frame that had led the Suez group to consider, during the Suez/Electrabel deal, turning itself into a European company, is shared by our colleagues at Gaz de France.
     Mr Cirelli: There are several different regulatory risks. There is one relating to the regulator, which is more or less well known and is more foreseeable. In France, we have a specific set-up — at least as long as we have our monopoly, since subsequently we do not know what the rules will be — since the government holds the right to give its final decision about prices, as you know.
     Nevertheless, the government has faced a quite exceptional situation, i.e. we had never seen energy and gas prices soar as rapidly as they have in the last few quarters ever before. Such a surge in prices has resulted in a problem in terms of adapting given the drastic and rapid rise in the price of gas, which has been more or less well understood and managed, naturally, in a political manner.
     Right now, what can we say?
     First, roughly speaking, we still need to take a step go get to more or less where we should be l. Despite the stop-and-go times we have experienced in this field, little by little, we are drawing closer to where we should be. We are going to see where we can go with the commission of Wise Men set up by the government that is to give its reaction to our proposals in the next few days or the next fortnight, precisely to provide us with enhanced visibility and a better ability to forecast developments.
     What we do know at this stage is that there is a law that stipulates the following point: prices must reflect costs. We now just need to find the best possible adjustment.
     What will happen after 2007? There will be no more regulated prices throughout Europe, with the exception of Spain where the situation is quite similar to what it is in France. We will see, in this field, how things will change. The government, I believe, will tackle this question rapidly, because it has to set out the rules that will apply after 2007.
     Do you have any other questions?

     A member of the audience (with interpretation): I am from UBS and I would like to share with you a few initial reactions of investors. Nobody is against the industrial rationale of this project, but there are question marks about the principles used to carry out a relative valuation of your two companies?
     Could you tell us how you carried out your comparison of the value of your two groups?
     Second question, what is the impact, for Suez above all, of the fact that the government is a minority shareholder?
     Mr Mestrallet (with interpretation): I will answer the first question, then I will give the floor to somebody from GDF who will be able to talk about the criteria drawn upon for the relative or comparative evaluation of Gaz de France and Suez.
     With regard to the fact that the French State is a shareholder, we have presented to the French government an industrial project that is based on a compelling industrial logic. This project has been approved by the government. The government has decided to submit a bill to parliament that will allow this merger to be carried out, quite simply.
     Therefore, having the State as a shareholder that backs our industrial project and therefore is in agreement with the new group’s strategy is no problem whatever; because the project’s industrial rationale is accepted by the government. This will give the combined group additional backing, on top of the support the market we are certain will give us. And we can live with the French government as a shareholder.
     Mr Cirelli (with interpretation): If I may, I would also like to say a few words on the subject.
     I can perfectly understand why the French government can be feared, when the government holds most equities. But in the case of ADS or Acreno*, where the government has been a minority shareholder, I think one is entitled to be less concerned about the government.
     A member of the audience from GDF (with interpretation): The parity is based on an evaluation carried out on the basis of our published financial statements. We applied a conventional methodology. We various parities, averages of the share price over one month, three months, six months, EBITDA, and so forth. Therefore, we drew on a very conventional approach, which you know, with one-for-one swap, after these exceptional dividends of one euro per Suez share.
     A member of the audience: I would like to come back for a short while on the State’s role. It is nice that you should be reassuring, but when I say the State, I am thinking first and foremost about parliament. The merger nevertheless cannot go ahead unless parliament agrees to change a law that was voted less than two years ago.
     I would like to know what argument you are going to use to convince MPs, apart from the fact that the Prime Minister has said he backs the project. You know very well that bills are put forward by the government and debated in parliament, and do not always come out from parliament in the same form they had when they were submitted.
     You have a lot of work ahead of you, and watching your presentation I fail to see many arguments that might lead MPs to change their mind, barring political pressure.
     Since elections are to be held next year, it can hardly be easy not to upset MPs...
     Mr Mestrallet: I have to say you are quite blunt!
     The member of the audience: I will add that watching TV — something I don’t do very often — one sees that trade unions are somewhat upset... You have not said a word about this. How do you think you can convince them to rally behind your project?
     Mr Cirelli: I believe this question is aimed at me!
     One can only be happy that bills do not come out from parliament absolutely unchanged from their initial drafting; otherwise we would perhaps no longer be in a democracy!
     In this case, there is a clear-cut commitment. The government has taken risks and made its decision.
     As you can easily imagine, for the State the decision to privatise a public-sector company such as Gaz de France is not taken lightly. It has been on the market for hardly a year and, furthermore, you have a merger. Such a decision is a significant one on a political level. You pointed out yourself that taking such a decision has weighty consequences, if I dare say so, one year before important elections are to be held. Actually, every time I was in Paris and people asked me:”Why don’t you look at Suez”?, they would immediately tell me: “Anyway, you’ll look into the idea after 2007, since such a deal would not be politically possible beforehand”. Well, in fact, this government has made this choice. It has stuck its neck out.
     There is a parliamentary majority and when you look at statements made by members of the ruling majority, whether by the president of the UMP group, which holds the majority at the National Assembly, or the President of the Commission of Economic Affairs of the National Assembly, i.e. Mr Ollier, they have all hailed the project. I believe elected representatives understand the project very well.
     There are questions to be answered. These questions are basically the same as everybody is asking, i.e. for our parliamentarians there is the word EDF-GDF — i.e. a household name — and, accordingly, they wonder what it is going to happen with respect to our joint units and the distribution business. We have to answer these questions and I am convinced that will be enough to assuage such concerns.
     The project is industrially so compelling, as you said so sir earlier, that our parliamentarians have been won over by it.
     With respect to trade unions and our employees... I think we need to draw a distinction between two separate issues.
     Firstly, it will be up to us to convince them. But at Gaz de France, people want things to change and we had the feeling that we were not big enough in this brave new world. Our employees, our staff, understand this point very well.
     The second point, obviously, is that we have to admit that the announcement effect was relatively drastic. There had been talk for years of a partial flotation of the electricity and gas industries, employees spent months and years wondering whether we would take the step or not, if one day Gaz de France would be introduced in the stock market as well as EDF... This situation lasted for years, and wham! They leave for the weekend, they come back on Monday, and the company has been privatised and merged. Seen from an employee’s viewpoint e, one does have to take into account the impact of such news...
     It is absolutely normal that the trade union representatives should find our method somewhat cavalier!
     It is up to us to win them over to the project. They are convinced the project is exciting, in my opinion. The initial feedback we have from our employees is that they agree this is a stupendous project. There are obvious questions, which are always the same when you face radical change, and our project is definitely such a leap into the unknown. Privatisation? Am I going to lose my status? Privatisation? What does that change for me? These questions are perfectly understandable and logical.
     We are going to try to convince them that this alliance, this merger, is well-founded because it is a superb project. Once more, our mid-level managers and our employees understand the pertinence of the project.
     Mr Mestrallet: You are asking a perfectly legitimate question: in terms of implementing this project, will the trade union dimension, the whole issue of industrial relations, give rise to problems in terms of carrying out our tie-up?
     I would nevertheless like to say that the Suez group, in this respect, presents two features that render this alliance absolutely possible and appealing.

     I have just mentioned the first, in other words the experience we have built up for 150 years in the field of private management of utilities. In fact, it is just about the group’s historical Ariadne’s thread.
     Secondly, I would like to remind you about an anecdotal fact. Between the two World Wars, the Suez Lyonnaise des Eaux et de l’Eclairage group was the second-largest electricity group in France and the largest gas group. In 1945, the government decided to nationalise electricity and gas, but not the water sector. In fact this is the reason why at that point in time the Lyonnaise des Eaux group, deprived of its electricity and gas businesses but having been paid compensation, developed in the only business line it still had, i.e. the water sector. Therefore the 1945 nationalisation of electricity resulted in France ending up with the world’s two largest water groups.
     Mr Cirelli: Inch Allah!
     Mr Mestrallet: A second point I would like to make, with respect to industrial relations, is that our two groups can blend with one another.
     We know the status of the electricity and gas industries, because three small companies of our group already have this status: Compagnie Parisienne de Chauffage Urbain (1,000 employees in Paris), a Suez subsidiary, Compagnie Nationale du Rhône and SHEM.
     I would like to talk about the example of Compagnie Nationale du Rhône. The dams on the Rhone were owned by the CNR, but operated by EDF. For a very long time, 400 EDF employees operated the Rhone dams. We obviously wanted to take over the direct operation of these dams. We therefore had to propose to these EDF employees to make a choice (an individual choice). Either they could remain at EDF, or join our company. Out of the 400 EDF employees working on the Rhone dam, 300 — i.e. virtually three-quarters of them — made the individual choice of being sent on secondment to our company.
     The fundamental reason why they made this choice was that they did not see the Suez group, in the field of industrial relations, as hell on earth.
     I am aware that simply we will need to explain the project well.
     A member of the audience (Deutsche Bank): I had two main questions.
     Firstly, you Mr Mestrallet said that right now you are not considering any other major transaction.
     Mr Mestrallet: We need to wrap this one first of all!
     The member of the audience: Absolutely, I agree.
     On the other hand, I’ve made a back-of-the-envelope calculation that shows you will enjoy financial room for manoeuvre for the new group of more or less €15bn. If you take the two balance sheets of your two groups today, and you take your target of a single-A rating , drawing on a level of gearing of more or less 100%, I calculate that your financial buffer is close to €15bn. We are talking real money.
     I would like to know if you are not ready to carry out major transactions, what are the strategic priorities for the new group? Are they in gas or in electricity? In particular, my question bears on the enlarged group’s intentions in the field of upstream gas production. There is fierce competition, but in this sector, you will enjoy substantial financial leeway.
     Secondly, earlier, you made the point that there are perhaps other long-term synergies that can be achieved. I would have a specific question about the possibility of tax synergies.
     You incurred substantial losses in the 1990s, as we all know, in real estate, if I am not mistaken...
     Mr Mestrallet: You are well informed!
     The member of the audience: If I understand correctly, you have not been able to use these tax losses carried forward in France, because until now, your profitability was not high enough in France. Now, in the wake of the merger, do you think you are going to be able to deduct these losses from your profits, and if so, when?
     Mr Mestrallet: I will let Gerard Labache answer about the tax component of your question, but I will not leave you on tenterhooks, and tell you that the answer is: yes.
     The Group will have a very good structure financial. When I said we did not want to make “large” acquisition, this does not mean that we would not like to invest. The specific feature of Gaz de France is that it makes industrial investments, as is also true of Suez. Our industrial development is achieved via industrial investments.
     If we take only Europe, in terms of power generation, Europe needs additional capacity. We have already started to build such capacity as has Gaz de France and we are looking at how to work on this together in some cases. We are going to continue to build gas combined cycle power plants. We also need to look at new, modern and non-polluting coal plants. The networks are in the Group’s scope of consolidation. They will obviously have to be extended.
     In the upstream segment, the new Group will maintain the strategy developed by Gaz de France in this field.
     Mr Cirelli: But we will do so with larger financial resources. Admittedly, asset prices are somewhat overvalued and we would not like to pay an excessively high price for acquisitions. Agreed, we now have greater financial clout, given the magnitude of risks and capital commitment in this field, and it is far greater than what we could do earlier on our own.

     In the field of LNG, the Group will be a major player at an international level. In particular, there are the European terminals and Gaz de France is building a third one for France. For our part, we have projects on the US market, in addition to the extension of the Zeebrugge terminal that is under way.
     On the US market, there are only four terminals operating on the American coastline. A fifth is being built in the Gulf of Mexico. We have two projects of terminals in the United States and, notably, since I was talking earlier about technologies, we have a high-technology project of a floating LPG tanker terminal.
     Currently, the technical problem encountered in building LPG tanker terminals in the United States stems from environmental constraints. Not one building permit has been granted in twenty years, with the exception of the terminal being built in Louisiana.
     We believe that the technology of floating silos could be an answer to these environmental constraints. The very simple idea is to locate these floating silos 10 kilometres from the coastline but one then needs to provide the LPG tankers with specific equipment.
     We would like to be the first group in the world to launch such a terminal off Boston to increase further the capacity of the Boston terminal and, furthermore, do this off Florida where we have the alternative of a fixed terminal in the Bahamas 100 km away that could be linked by a pipe or a floating terminal at 10 kilometres from the coastline.
     These projects require further fine-tuning and would make us into a player at the cutting edge of technology in terms of regasification. I have just described the kind of investments we make. These are some of the ways inter alia that we could use this good financial structure.
     A member of the audience (Morgan Stanley): To understand well your answer about your strategy with respect to gas supplies, is it now reasonable to apply the objective of 15% coverage of needs in gas from reserves, from molecules, to the new Group as a whole?
     With respect to capex, will the new Group be able to keep the constraint of stability of capital employed outside Europe that Suez had set for itself in the past? Would you considerer using the new Group’s financial platform as a springboard to grow abroad, for example in energy?
     Further on this theme of capital allocation, the transaction, because of its structure, increases the new Group’s average cost of capital. You are telling us that you are going to look at possibly returning cash to shareholders via an exceptional payout. Are you ready to say how far in the future are you going to consider such a return of cash? Could we possibly take into account a special dividend for 2007?

     To put these various questions in the context of my own calculations, on a single-A rating, you could build up debt by €20 billion to €25 billion. In consequence, you could pay out a special dividend and press ahead with capex.
     Mr Cirelli: With regard to our upstream strategy, it is too early to say that the 15% will be applied to the new Group as a whole. We will need to revalue our supplies portfolio. The 15% set for Gaz de France was already an ambitious target and we had not set a deadline. This is a medium-term target. We operate in an environment that is like it is. We are going to review all these issues in the next few weeks, but you cannot assume that the 15% target is to be applied to all the divisions of the new Group.
     Mr Mestrallet: Regarding our development in energy outside France, we have projects. LNG International operates in line with this approach at Suez. This unit will be reorganised and integrated with corresponding Gaz de France operations. Moreover, we have very strong positions in Brazil in energy production — primarily in the hydroelectric segment — as well as Asia, mainly in Thailand. We are also the largest private electricity producer. These two activities are extremely profitable. We had even listed our unit in Thailand.
     The Middle East is for us a zone we intended to make into one of our top priorities. We are well known in this zone. We have enjoyed major successes, notably in Saudi Arabia. We can see that clients have money and huge needs in terms of energy infrastructure or environmental issues and in the field of electricity production as well as the sector of electricity production combined with desalinisation, the Group has already taken positions and is considering further growth. This is probably one of the zones remote from Europe, in which we are going to study the possibility of accelerating slightly our development.
     The international strategy remains unchanged. You will remember that we are thinking of financing it to a large extent via asset rotation. This remains the cornerstone of our strategy. Obviously, we are going to try and see whether, at acceptable risk/profitability ratios, we will be able to step up somewhat our pace with a selective approach.
     With regard to your absolutely exact observation, we trust your calculation about the cost of capital, it has admittedly increased because we are [words missing]. I mentioned a little while ago the combination of the various ways in which we could take advantage of our sound financial structure. The Group will generate a lot of cash flow in the future between industrial investments, dividends and share buybacks. These are still too early days, if I dare say so, for Christmas presents.
     A member of the audience: Given the slightly unique conditions under which the merger has been announced or wrapped up, don’t you fear you might run into some hurdles or problems in terms of your development abroad? More generally, how do you see the industry evolving in the medium term given what has occurred in the past fifteen days in the sector?
     Mr Mestrallet: No, I don’t think so. With respect to our international development, we hope that the kafuffle in Italy will calm down. I would like to point out that we have never met Enel. They did not even call us. We actually don’t know if there is a project behind their statements. Just like you, we have merely read the statements in the press.
     In our opinion, this is a non-project. I fail to see how we could be criticised for implementing our project, which required a decision by the government, which was taken in our favour. This is not a protectionist measure. We wanted to carry out this project; the government has given us the possibility to do so and will ensure the legislation is changed in a way that enables us to press ahead.
     Mr Cirelli: Tomorrow, we will not be a French group, but a French, Belgian and European group. We will see how the Italians react to that. We have activities in Italy. We are both, in services, but also in electricity production for Suez, one of the key players in the Italian landscape. Apart from all that, we see ourselves first and foremost as a European group, with a major industrial project. We cannot understand how what has just happened could give rise to political problems anywhere in Europe. Not at all.
     A member of the audience: The basis on which you are going to achieve these savings in purchases of energy, the basis of 2005 combined purchases of energy on which you think you can save €250m...
     I am sorry to come back — don’t misunderstand me, since I am convinced as you are that this is an excellent transaction — to the figure of €73bn in Market Cap. The combined figure of Market Cap yesterday evening stood at €67bn. There is a gap between the enthusiasm you display and that some people share and your shareholders.
     We have asked several questions. We were throwing you a line and telling you to send a message to shareholders by telling them “Believe in our project!”, not only because of the industrial project, but also the financial project. Right now, something is missing. What is your reaction to what I have just said? I am sorry to twist the knife in the wound...
     Mr Cirelli: Yes, you are definitely twisting it! You have already asked the same question twice.
     Mr Mestrallet: We are calmly thinking about to how use our balance sheet. Priority will be given to making profitable investments. We will not forget our shareholders, we have never forgotten them. Trust us.
     A member of the audience: And the tax base?

     Mr Cirelli: I apologise, I don’t know any more if it is €15bn... It’s €12bn for us. Do you remember for Suez? The price of gas is rising relentlessly. This is rather some 20bn€ au total.
     A member of the audience: Do you plan to communicate to your shareholders the valuation hypotheses about various assets of Suez and de Gaz de France to convince us that, financially, this is a good parity? Today, we are unconvinced. The industrial project looks very interesting. And the financial project ...?
     My second question bears on the role of the State. We are switching from a private-sector company into one in which the French State has a stake of roughly 34%, therefore a blocking minority interest. What guarantees can you give to shareholders of what is a private group today that the government will not interfere in the management of the Group?
     Mr Mestrallet: With respect to the second point — I will let you answer the first question — the question is obviously aimed at Suez. The State will become a shareholder, a partner. The important point is that the acquisition of this stake held by the State in the new Group for us — since for Gaz de France the State’s stake is decreasing — for our part, it is acquiring a stake as it did not have one in our group beforehand — has been determined by the industrial project. We have a moral contract with the government. It backs this project. It had to be very convinced in it to present a bill to parliament and spend as much time as it is in convincing with us employees and trade unions.
     The government is convinced that this project is interesting, an interesting project for the companies themselves, for their shareholders, you will be convinced by it, and also for the country. It is on the basis of this moral contract that the government will remain a shareholder to support this project, leaving to the new Group’s management team the task of managing the new Group.
     We are committed on this project. We are going to carry out this industrial project together and with the Suez and Gaz de France teams. This is a commitment of the management team. Trust us! The government is backing us and this is an asset for our Group.
     In operations of this kind, we have activities with long investment cycles. We need continuity, we need visibility. With the State holding a 34% stake, since the government fully shares our strategic vision — we have managed to win it over — we can live in a comfortable relationship.